Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”).

As China Southern Airlines Company Limited has published the “Announcement of China Southern Airlines Company Limited on the Proposed Authorization by General Meeting to the Company and Controlled Subsidiaries on the Provision of Guarantee to Wholly-owned Subsidiaries”, the full text of the announcement is set out below for information purpose. The mentioned transaction is required to be disclosed under the Rules Governing the Listing of Stocks on Shanghai Stock Exchange, and does not constitute any notifiable transaction or connected transaction as defined under the Hong Kong Listing Rules.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

14 May 2020

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2020-026

ANNOUNCEMENT OF

CHINA SOUTHERN AIRLINES COMPANY LIMITED ON THE PROPOSED

AUTHORIZATION BY GENERAL MEETING TO THE

COMPANY AND CONTROLLED SUBSIDIARIES ON THE PROVISION OF

GUARANTEES TO WHOLLY-OWNED SUBSIDIARIES

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

Important notice:

• Information on the authorization on provision of guarantees:

Guaranteed party	Guaranteed amount	Is there any counter- guarantee	Guarantor
Southern Airlines No. 15 Lease (Tianjin) Company Limited	The additional maximum amount of US$269 million, equivalent to approximately RMB1,883 million (calculated based on exchange rate of US$1 against RMB7, same for the below)	No	China Southern Airlines Company Limited (hereinafter referred to as the “Company”)

17 companies, including “Xiamen Airlines No. 1 (Xiamen) Aircraft Lease Company Limited” to “Xiamen Airlines No. 17 (Xiamen) Aircraft Lease Company Limited”	The additional maximum amount of US$25 million, equivalent to approximately RMB175 million.	No	Xiamen Airlines Company Limited, a controlled subsidiary of the Company (hereinafter referred to as “Xiamen Airlines”)

Chongqing Airlines No. 2 (Chongqing) Aircraft Lease Company Limited	The maximum amount of US$40.8 million, equivalent to approximately RMB285.6 million	No	Chongqing Airlines Company Limited, a controlled subsidiary of the Company (hereinafter referred to as “Chongqing Airlines”)

● As of the date of this announcement, the balance of external guarantees for Special Purpose Vehicle (hereinafter referred to as “SPV”) provided by the Company and controlled subsidiaries, Chongqing Airlines and Xiamen Airlines, were approximately US$4,188 million (equivalent to approximately RMB29,316 million), US$249 million (equivalent to approximately RMB1,743 million) and US$360 million (equivalent to approximately RMB2,520 million) (unaudited), respectively;

● In accordance with the relevant requirements of the Articles of Association of the Company, this authorization on the provision of guarantees shall be submitted to the general meeting of the Company for approval.

I. OVERVIEW OF THIS GUARANTEES

Pursuant to the requirements of Articles of Association, on 14 May 2020, the Company’s eighth session of the Board held an interim meeting by way of correspondence, and considered and approved the Company and its controlled subsidiaries, Xiamen Airlines and Chongqing Airlines to provide guarantee to their wholly-owned SPVs, of which the additional total guarantee to be provided by the Company for Southern Airlines No. 15 Lease (Tianjin) Company Limited will not exceeding US$269 million; the additional total guarantee to be provided by Xiamen Airlines for its 17 SPVs will not exceeding US$25 million, and it is agreed that Xiamen Airlines can allocate and adjust specific guarantee amounts for their respective SPV according to the actual number of aircraft under operation and the lease term; the total guarantee to be provided by Chongqing Airlines for Chongqing Airlines No. 2 (Chongqing) Aircraft Lease Company Limited will not exceeding US$40.8 million. The period of guarantee is ended until all the obligations under the lease agreement has been fully performed, and the scope of the guarantee is in accordance with guarantee agreement. The Board agreed to submit the above guarantees to the upcoming general meeting of the Company and authorized the Company, Xiamen Airlines and Chongqing Airlines to respectively enter into corresponding documents as to guarantee upon the approval from the general meeting.

The number of Directors supposed to be present at the interim meeting was 7, of which 7 attended in person. The Directors approved the above resolutions unanimously after consideration. The manner and procedures for considering the relevant resolutions were in compliance with the provisions of the Company Law, Securities Law and the Articles of Association of the Company.

II. BASIC INFORMATION OF THE GUARANTEED PARTIES

The main information of the 19 SPVs to which the guarantee are given is as follows:

1. Guaranteed party: Southern Airlines No. 15 Lease (Tianjin) Company Limited

Registered address: Dongjiang Free Trade Port Zone of Tianjin

Legal representative: Yuan Jin Tao

Registered capital: RMB1.7 million

Main business scope: Lease business; purchase of leased property from domestic and overseas markets; dealing with residual value and maintenance of leased property; economical consultation. (Items that must be approved in accordance with law can only be operated after approval by the relevant departments).

Material contingencies affecting the guaranteed parties’ solvency: None;

The Company hold 100% equity of Southern Airlines No. 15 Lease (Tianjin) Company Limited

2. Guaranteed parties: “Xiamen Airlines No. 1 (Xiamen) Aircraft Lease Company Limited” to “Xiamen Airlines No. 17 (Xiamen) Aircraft Lease Company Limited”

Registered address: Xiangyu Free Trade Zone of Xiamen

Legal representative: Wang Qing

Registered capital: from RMB0.1 million to RMB0.2 million, depending on the quantity and model of the operating aircraft of each SPV

Main business scope: Aircraft and aircraft equipment leasing business (SPV only); other unlisted machinery and equipment leasing (excluding items requiring approval); purchase of leased property from domestic and overseas; dealing with residual value of leased property; other unspecified professional consultation services (excluding items requiring approval); import and export of various types of commodities and technologies (not attached to the import and export commodity catalogue), except for commodities and technologies that are restricted or prohibited by the State to operate or import or export by the company; society economic consultation (excluding financial business consultation); other unspecified service industries (excluding items requiring approval).

Material contingencies affecting the guaranteed parties’ solvency: None;

Xiamen Airlines, a controlled subsidiary of the Company, is owned as to 55% by the Company, 34% by Xiamen Jianfa Group Co., Ltd. and 11% by Fujian Investment and Development Group Company Limited. “Xiamen Airlines No. 1 (Xiamen) Aircraft Lease Company Limited” to “Xiamen Airlines No. 17 (Xiamen) Aircraft Lease Company Limited” are wholly-owned subsidiaries of Xiamen Airlines.

3. Guaranteed parties: Chongqing Airlines No. 2 (Chongqing) Aircraft Lease Company Limited

Registered address: Lianglucuntan Free Trade Port Zone of Chongqing

Legal representative: Jin Wei Feng

Registered capital: RMB0.1 million

Main business scope: Permitted items: import and export of technology, import and export of goods (items that must be approved in accordance with the law can only be operated after approval by the relevant departments, and specific business items are subject to the approval documents or licenses of the relevant departments) General items: transportation equipment leasing services (except for items that are required to be approved according to law, business activities can be independently carried out according to law with the business license).

Material contingencies affecting the guaranteed parties’ solvency: None;

Chongqing Airlines is the controlled subsidiary of the Company, the Company hold 60% equity of Chongqing Airlines, and Chongqing City Transportation Development & Investment Group Corporation Limited hold 40% equity of Xiamen Airlines. Chongqing Airlines No. 2 (Chongqing) Aircraft Lease Company Limited is a wholly-owned subsidiary of Chongqing Airlines.

III. MAIN CONTENTS OF AUTHORIZATION ON THE PROVISION OF GUARANTEES

Name of Guaranteed party	Guarantee Limit	Type of Guarantee	Guarantee Method	Period of Guarantee	Major Content of Guarantee Agreement
Southern Airlines No. 15 Lease (Tianjin) Company Limited	The additional maximum amount of US$269 million, equivalent to approximately RMB1,883 million (calculated based on exchange rate of US$1 against RMB7, same for the below)	Credit Guarantee	Joint Liability Guarantee	The period of guarantee is ended until all the obligations under the lease agreement has been fully performed. If a lease extension occurs, the period of guarantee shall be extended accordingly.	The Company provides guarantees in respect of debts owned by SPV to overseas lessor (such as rent payable) and liabilities under the lease agreement. If SPV fail to settle debts or liabilities under the lease agreement in whole or part, the Company shall fulfill the obligation of guarantee as agreed, and undertake an obligation in respect of rent and other payables to overseas lessor and liabilities under the lease agreement.
17 companies, including “Xiamen Airlines No. 1 (Xiamen) Aircraft Lease Company Limited” to “Xiamen Airlines No. 17 (Xiamen) Aircraft Lease Company Limited”	The additional maximum amount of US$25 million, equivalent to approximately RMB175 million.

Chongqing Airlines No. 2 (Chongqing) Aircraft Lease Company Limited	The maximum amount of US$40.8 million, equivalent to approximately RMB285.6 million

Xiamen Airlines may allocate and adjust specific guarantee amounts for their respective SPV according to the actual number of aircraft under operation and the lease term within their respective maximum guarantee amounts.

IV. OPINIONS OF THE BOARD

The Board of the Company considers that the provision of guarantee for their wholly-owned SPVs by the Company and its controlled subsidiaries, is beneficial for the Company to obtain policy support in free trade zone through sub-leasing structural business and lower aircraft leasing cost and in the interests of the Company and all shareholders as a whole. As wholly-owned subsidiaries of the Company, Xiamen Airlines and Chongqing Airlines the significant decisions and daily operation of the above 19 SPVs are fully controlled by the Company, Xiamen Airlines and Chongqing Airlines, significant risk can be identified in advance and prevented effectively.

Independent Directors of the Company issued independent opinions on the above matters as follows: 1. agreed that the Company provide additional total guarantee for Southern Airlines No. 15 Lease (Tianjin) Company Limited not exceeding US$269 million; Xiamen Airlines provide additional total guarantee for its 17 SPVs will not exceeding US$25 million; Chongqing Airlines provide a total guarantee for Chongqing Airlines No. 2 (Chongqing) Aircraft Lease Company Limited not exceeding US$40.8 million. The guarantees above are beneficial for the Company, Xiamen Airlines and Chongqing Airlines to reduce aircraft leasing cost and are in the interests of the Company and all shareholders; 2. the guaranteed parties are the SPVs, which are wholly-owned subsidiaries of the Company, Xiamen Airlines and Chongqing Airlines, significant risk can be identified in advance and prevented effectively by the Company and will not damage the interest of the Company and all shareholders; 3. the decision-making procedures of the Board in respect of the abovementioned guarantees are in compliance with the requirements of the listing rules of the listing place and the Articles of Association of the Company, and are legitimate and effective.

V. STATUS OF THE ACCUMULATED EXTERNAL GUARANTEES

As at the date of this announcement, the Company and Xiamen Airlines provided loan guarantees to self-sponsored trainee pilots with respect to their training fees. The outstanding loan guaranteed was approximately RMB253.5791 million, representing approximately 0.40% of the Company’s audited net assets for the latest period and the amount in respect of the joint-liability guarantees is approximately RMB20.8840 million. The balance of guarantees provided by the Company and controlled subsidiaries to 43 special purpose vehicles in operation was US$4,797 million, and no overdue guarantees up to date. The balance of external guarantee provided by Xiamen Airlines for its controlled subsidiaries was RMB3,470 million. The total guarantee amount provided by the Company and controlled subsidiaries for their controlled subsidiaries was approximately RMB37,049 million, representing approximately 58.01% of the Company’s audited net assets for the latest period (all of the above figures in relation to the guarantees are unaudited).

Board of Directors of

China Southern Airlines Company Limited

14 May 2020

Appendix – Main financial information of SPVs for the year 2019 and the first quarter of 2020

Unit: RMB

Year 2019 or As at 31 December 2019
SPV	Total assets	Total liabilities	Total bank loans	Total current liabilities	Net assets	Revenue	Net profit
Southern Airlines No. 15 Lease (Tianjin) Company Limited	8,051,831	5,210,139	0	5,210,139	2,841,692	745,607,243	10,341,692
Xiamen Airlines No. 1 (Xiamen) Aircraft Lease Company Limited	2,579,862	2,529,075	0	2,529,075	50,787	20,487,075	-149,213
Xiamen Airlines No. 2 (Xiamen) Aircraft Lease Company Limited	613,923	615,640	0	615,640	-1,717	5,462,753	-101,717
Xiamen Airlines No.3 (Xiamen) Aircraft Lease Company Limited	3,312,173	3,332,124	0	3,332,124	-19,950	3,984,141	-119,950
Xiamen Airlines No.4 (Xiamen) Aircraft Lease Company Limited	3,222,302	3,240,740	0	3,240,740	-18,439	4,900,855	-118,439

Xiamen Airlines No.5 (Xiamen) Aircraft Lease Company Limited	1,046,549	1,079,865	0	1,079,865	-33,316	7,788,472	-133,316
Xiamen Airlines No.6 (Xiamen) Aircraft Lease Company Limited	1,054,239	1,181,831	0	1,181,831	-127,592	4,479,952	-227,592
Xiamen Airlines No.7 (Xiamen) Aircraft Lease Company Limited	5,721,489	5,702,226	0	5,702,226	19,263	7,419,749	-80,737
Xiamen Airlines No.8 (Xiamen) Aircraft Lease Company Limited	4,339,106	4,370,842	0	4,370,842	-31,736	10,562,390	-131,736
Xiamen Airlines No.9 (Xiamen) Aircraft Lease Company Limited	9,591,360	9,625,482	0	9,625,482	-34,122	9,457,291	-134,122

Xiamen Airlines No.10 (Xiamen) Aircraft Lease Company Limited	4,292,026	4,340,540	0	4,340,540	-48,514	10,631,580	-148,514
Xiamen Airlines No.11 (Xiamen) Aircraft Lease Company Limited	7,688,522	7,738,149	0	7,738,149	-49,627	11,405,536	-149,627
Xiamen Airlines No.12 (Xiamen) Aircraft Lease Company Limited	4,987,503	5,027,986	0	5,027,986	-40,483	7,401,699	-140,483
Xiamen Airlines No.13 (Xiamen) Aircraft Lease Company Limited	4,598,352	4,729,110	0	4,729,110	-130,758	7,179,847	-230,758
Xiamen Airlines No.14 (Xiamen) Aircraft Lease Company Limited	44,795	157,217	0	157,217	-112,422	5,670,188	-212,422

Xiamen Airlines No.15 (Xiamen) Aircraft Lease Company Limited	43,451	159,716	0	159,716	-116,265	5,667,689	-216,265
Xiamen Airlines No.16 (Xiamen) Aircraft Lease Company Limited	2,486,026	2,509,318	0	2,509,318	-23,292	3,463,294	-123,292
Xiamen Airlines No.17 (Xiamen) Aircraft Lease Company Limited	7,490,130	7,501,758	0	7,501,758	-11,628	16,512,958	-211,628

Unit: RMB

First Quarter of 2020 or As at 31 March 2020 (the figures are unaudited)
SPV	Total assets	Total liabilities	Total bank loans	Total current liabilities	Net assets	Revenue	Net profit
Southern Airlines No. 15 Lease (Tianjin) Company Limited	11,903,996	9,068,528	0	9,068,528	2,835,468	85,486,540	-6,224
Xiamen Airlines No. 1 (Xiamen) Aircraft Lease Company Limited	686,506	162,786	0	162,786	523,720	11,642,687	349,933
Xiamen Airlines No. 2 (Xiamen) Aircraft Lease Company Limited	316,446	15,908	0	15,908	300,538	6,139,874	302,254

Xiamen Airlines No.3 (Xiamen) Aircraft Lease Company Limited	137,095	1,680	0	1,680	135,415	5,948,124	31,920
Xiamen Airlines No.4 (Xiamen) Aircraft Lease Company Limited	398,087	12,089	0	12,089	385,998	8,502,078	229,694
Xiamen Airlines No.5 (Xiamen) Aircraft Lease Company Limited	379,541	14,727	0	14,727	364,814	7,869,743	279,805
Xiamen Airlines No.6 (Xiamen) Aircraft Lease Company Limited	258,691	11,682	0	11,682	247,010	5,548,161	221,949
Xiamen Airlines No.7 (Xiamen) Aircraft Lease Company Limited	193,512	0	0	0	193,512	0	-93,652

Xiamen Airlines No.8 (Xiamen) Aircraft Lease Company Limited	238,638	9	0	9	238,629	0	173
Xiamen Airlines No.9 (Xiamen) Aircraft Lease Company Limited	429,832	34,346	0	34,346	395,487	8,963,318	11,877
Xiamen Airlines No.10 (Xiamen) Aircraft Lease Company Limited	239,698	9	0	9	239,689	0	174
Xiamen Airlines No.11 (Xiamen) Aircraft Lease Company Limited	658,577	64,438	0	64,438	594,139	9,102,160	262,444
Xiamen Airlines No.12 (Xiamen) Aircraft Lease Company Limited	159,995	3,678	0	3,678	156,317	1,920,164	-87,894

Xiamen Airlines No.13 (Xiamen) Aircraft Lease Company Limited	105,209	0	0	0	105,209	1,864,626	-16,983
Xiamen Airlines No.14 (Xiamen) Aircraft Lease Company Limited	249,182	10,219	0	10,219	238,963	5,724,794	194,168
Xiamen Airlines No.15 (Xiamen) Aircraft Lease Company Limited	248,205	10,238	0	10,238	237,967	5,724,794	194,516
Xiamen Airlines No.16 (Xiamen) Aircraft Lease Company Limited	294,621	9,112	0	9,112	285,509	5,940,286	173,133
Xiamen Airlines No.17 (Xiamen) Aircraft Lease Company Limited	462,106	7,850	0	7,850	454,256	5,827,900	149,142

Note: Chongqing Airlines No.2 (Chongqing) Aircraft Lease Company Limited is newly established, therefore there is no financial information.

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